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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
(Name of Subject Company (Issuer))

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
(Name of Filing Persons (Issuer))

NEW MOUNTAIN PARTNERS, L.P.***
NEW MOUNTAIN AFFILIATED INVESTORS, L.P.***
(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

636918302
(CUSIP Number of Class of Securities)

James J. Bigl
President and Chief Executive Officer
National Medical Health Card Systems, Inc.
26 Harbor Park Drive
Port Washington, New York 11050
(516) 626-0007

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person(s))

With Copies to:

Steven I. Suzzan, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, New York 10103 (212) 318-3000	Aviva F. Diamant, Esq. John M. Bibona, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,000,005	$6,335.00
*
For purposes of calculating the Filing Fee, pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the Transaction Value was calculated assuming that 4,545,455 shares of common stock, par value $0.001 are purchased at the tender offer price of $11.00 per share in cash.

**
The filing fee, calculated in accordance with Rule 0-11, is $126.70 per million of the aggregate Transaction Value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,335.00	Filing Party: National Medical Health Card Systems, Inc.
Form or Registration No.: 5-58937	Date Filed: February 19, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

***
Each of New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. may be deemed a co-bidder with respect to the Offer.

        This Amendment No. 4 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (which, together with Amendment Nos. 1 and 2 and 3 to the Tender Offer Statement on Schedule TO and this Amendment No. 4 to Schedule TO, constitutes this "Tender Offer Statement") filed by National Medical Health Card Systems, Inc., a Delaware corporation ("Health Card") on February 19, 2004. This Tender Offer Statement relates to the offer by Health Card to purchase up to 4,545,455 of the outstanding shares of its common stock, $0.001 par value per share, at a price per share of $11.00, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 19, 2004, as amended (the "Offer to Purchase"), and the related letter of transmittal (the "Letter of Transmittal"), copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, dated February 19, 2004. This Tender Offer Statement is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

        Except as provided herein, this Amendment No. 4 does not alter the information previously set forth in the Offer to Purchase and should be read in conjunction with the Offer to Purchase.

        The Tender Offer Statement is hereby supplemented by including the press release issued by Health Card on March 12, 2004, which is hereby incorporated by reference from the Report on Form 8-K of Health Card filed on March 15, 2004.

1

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL MEDICAL HEALTH CARD SYSTEMS, INC.
By:	/s/ JAMES J. BIGL Name: James J. Bigl Title: President and Chief Executive Officer

Dated: March 15, 2004

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: March 15, 2004

NEW MOUNTAIN PARTNERS, L.P.*
By:	New Mountain Investments, L.P., its general partner
By:	New Mountain GP, LLC its general partner
By:	/s/ STEVEN B. KLINSKY Steven B. Klinsky Member
NEW MOUNTAIN AFFILIATED INVESTORS, L.P.*
By:	New Mountain GP, LLC, its general partner
By:	/s/ STEVEN B. KLINSKY Steven B. Klinsky Member

*
Each of New Mountain Partners, L.P. and New Mountain Affiliated Investors, L.P. may be deemed to be co-bidders with respect to the Offer

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